Exhibit 16.1 Letter on change of certifying accountant

Smith & Company

A Professional Corporation of Certified Public Accountants

4764 South 900 East, Suite 1

Salt Lake City, Utah  84117-4977      (801) 281-4700

October 18, 2006

Securities and Exchange Commission

450 5th Street, Northwest

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Smith & Company was previously principal accountant for Ivision Group, Ltd. (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2002 and 2001.  On or about January 1, 2006, we changed our accounting practice from a corporation to a professional limited liability company, Child, Van Wagoner & Bradshaw, PLLC. We have read the Company's statements included under Item 4.01 of its Form 8-K dated October 18, 2006, and agree with such statements.

Very truly yours,

/s/ Smith & Company

Smith & Company